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15047130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASHINGTON DC
201

SEC FILE NUMBER
8- 53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Desjardins Securities International inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel STREET, suite 300
(No. and Street)

MONTREAL Quebec H3B 0A9
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Antonio Lombardi 514-985-1847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHTER S.E.N.C.R.L. LLP -
(Name – *if individual, state last, first, middle name*)

1981 McGILL COLLEGE MONTREAL Qc H3A 0G6
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ma 3/10

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International Inc., as of February 25th, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op

Title

Sworn to before me this February 25th, 2015 at Montreal

#157482

Notary Public

Commissaire à l'assermentation ANGELA TIMEO # 157482 Districts Judiciaires de Montréal et Laval

Commission expires May 14, 2015.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ministère
de la Justice
Québec

COMMISSION

NUMÉRO 157482

Vu les articles 214 à 223 de la Loi sur les tribunaux judiciaires (L.R.Q,. c.T-16), le ministre de la Justice nomme, pour une période s'échelonnant du **15 mai 2012** au **14 mai 2015**, pour faire prêter serment dans tous les cas où les lois du Québec le prévoient et, en particulier, le recevoir lorsqu'un juge de paix peut le faire,

ANGELA TIMEO

COMMISSAIRE À L'ASSERMENTATION

POUR LE QUÉBEC

Montréal, le 15 mai 2012

Le ministre de la Justice,

p.p. Martine Auger

(Signé)

Desjardins
Securities International

Desjardins Securities International Inc.

Financial Statements

December 31, 2014 and 2013

(expressed in U.S. dollars)

Table of contents

(expressed in U.S. dollars)

		2014	2013
ASSETS			
Cash and cash equivalents		$ 4,379,338	$ 5,689,257
Amounts receivable			
From brokers and financial institutions		1,218,463	750,541
Deposits		1,000,000	1,000,000
Income tax receivable		8,241	12,931
Other	Note 5	52,114	63,003
		2,278,818	1,826,475
Deferred tax asset	Note 4	620	676
		$ 6,658,776	$ 7,516,408
LIABILITIES			
Amounts payable			
To parent company and affiliates, without interest or reimbursement terms	Note 8	$ 938,373	$ 1,885,803
To brokers and financial institutions		1,345	9,222
Other	Note 5	48,071	19,231
		987,789	1,914,256
SHAREHOLDER'S EQUITY	Note 6	5,670,987	5,602,152
		$ 6,658,776	$ 7,516,408

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of directors

...., Director
Pierre Morin

...., Director
Jean-Yves Bourgeois

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Profit and Comprehensive Income
December 31, 2014 and 2013
(expressed in U.S. dollars)

			2014		2013
Revenue					
Commissions		$	1,516,914	$	1,503,385
Investment income and foreign exchange loss			(333,493)		(254,376)
Net interest expense			(13,160)		(14,069)
Other			156,706		192,192
			1,326,967		1,427,132
Operation and administration					
Management fees	Note 8		746,188		819,328
Other operating and administrative expenses	Note 7		486,214		459,397
			1,232,402		1,278,725
Profit before income taxes			94,565		148,407
Income tax expense	Note 4		25,730		39,694
Profit and comprehensive income		$	68,835	$	108,713

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

	Share capital		Retained earnings		Total	
Balance as at December 31, 2012	$	3,214,763	$	2,278,676	$	5,493,439
Profit and comprehensive income		-		108,713		108,713
Balance as at December 31, 2013	$	3,214,763	$	2,387,389	$	5,602,152
Profit and comprehensive income		**-**		**68,835**		**68,835**
Balance as at December 31, 2014	**$**	**3,214,763**	**$**	**2,456,224**	**$**	**5,670,987**

The accompanying notes are an integral part of these financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Cash Flows
December 31, 2014 and 2013
(expressed in U.S. dollars)

			2014		2013
Operating activities					
Profit and comprehensive income		$	68,835	$	108,713
Non-cash items	Note 9		56		71
Net changes in operating assets and liabilities	Note 9		(431,380)		793,337
Change in deposit			-		(900,000)
			(362,489)		2,121
Financing activities					
Change in amounts payable to parent company			(947,430)		(196,613)
Decrease in cash and cash equivalents during the year			(1,309,919)		(194,492)
Cash and cash equivalents, beginning of year			5,689,257		5,883,749
Cash and cash equivalents, end of year		$	4,379,338	$	5,689,257

The accompanying notes are an integral part of these financial statements.

1. Description of business

Desjardins Securities International Inc. (the Company), incorporated on January 24, 2001 under the *Canada Business Corporations Act*, operates a full-service securities brokerage business. The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and is registered as a broker-dealer with the *US Securities and Exchange Commission* (SEC).

Desjardins Securities International Inc. is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of Caisses Desjardins through Desjardins Financial Corporation and respectively the Federation des caisses Desjardins du Quebec. The Company's head office is located at 1170 Peel Street, Suite 300, Montreal (Quebec), H3B 0A9, Canada.

2. Significant accounting policies

a) Use of estimates

The preparation of financial statements, in accordance with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. There were no significant estimates during 2014 and 2013.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial instruments

Financial assets are classified in one of the following categories: "held-for-trading", "designated at fair value through income", "available-for-sale" or "loans and receivables". Financial liabilities are classified in the category "held-for-trading" or in the category "other".

Financial assets and liabilities held-for-trading and designated at fair value through income are carried at fair value in the Balance Sheet. Changes in the fair value of held-for-trading assets and liabilities are recognized in earnings in the period they occur, while changes in available-for-sale assets are recognized in other comprehensive income until they are derecognized. Loans and receivables and financial liabilities in the category "others" are carried at amortized cost under the effective interest rate method.

Securities

Securities are classified as held-for-trading. Fair value is determined based on market prices for traded securities. The valuation of over-the-counter fixed income securities is subject to, among others, security liquidity, the bid/ask spread and the relative range of market price adjustments and current return. Change in fair value is recognized in earnings in the period it occurs.

Fair value

The fair value of a financial instrument on initial recognition corresponds to the price that would be received from selling a financial asset or paid to transfer a financial liability in an orderly transaction between market participants.

Subsequent to initial recognition, the fair value of financial instruments quoted on an active market is based on bid prices for financial assets and on ask prices for financial liabilities.

d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and money market investments.

e) Foreign currency translation

The financial statements are presented in U.S. dollars, which is the Company's functional and presentation currency. The Company's monetary assets and liabilities, denominated in foreign currencies, are translated into U.S. dollars at the year-end exchange rate. The Company's revenue and expenses, denominated in foreign currencies, are translated at the exchange rate in effect at the transaction date. Translation gains and losses are included in the Statement of Profit and Comprehensive Income within "Revenue – Investment income and foreign exchange loss".

f) Revenue recognition

The Company's principal sources of revenues comprise commissions, research services, revenue on transactions and interest income.

The Company records its brokerage and commission revenue on a trade date basis.

The Company recognizes research services revenues when they are earned, specifically when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined, and collectability is reasonably assured.

Interest income is recognized based on the effective interest rate method.

g) Deposit

In the normal course of business, the Company enters into transaction with Pershing. This organization requires either deposit in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value. The deposits in cash are not restricted, but the securities on deposit cannot be sold and are required to do business with the respective clearing organizations.

h) Income taxes

The Company uses the tax liability method to account for income taxes. Under this method, deferred tax assets or liabilities are determined for all temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using substantively enacted income tax rates expected to apply in the years in which the assets are expected to be realized or the liabilities settled. Income tax assets are recognized when it is more likely than not that they will be realized.

3. Recent Accounting Pronouncements

ASU No. 2014-09, Revenues from Contracts with Customers (Topic 606)

The FASB and IASB (the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. This ASU is to be applied retrospectively, with certain practical expedients allowed. Early application is not permitted

(expressed in U.S. dollars)

4. Income taxes

a) Income tax expense

		2014		2013
Current	$	**25,674**	$	39,623
Deferred		**56**		71
	$	**25,730**	$	39,694

Profits are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of profits and comprehensive income differs from the amount that would have been arrived at by applying the Canadian statutory tax rate as a result of the following:

		2014		2013
Income taxes at the Canadian combined statutory rate of 26.90% (26.90% in 2013)	$	**25,438**	$	39,922
Changes in income taxes resulting for the following				
Non-deductible expenses and other		**292**		(228)
	$	**25,730**	$	39,694

b) Deferred tax asset

The net deferred tax asset includes $620 ($676 in 2013) of property and equipment.

5. Other assets and liabilities

Other assets and liabilities presented in the balance sheets under "Other" are detailed as follows:

		2014		2013
Other assets				
Prepaid expenses	$	**35,829**	$	47,992
FINRA account		**8,785**		11,835
Other		**7,500**		3,176
	$	**52,114**	$	63,003
Other liabilities				
Accrued expenses	$	**47,251**	$	16,459
Other		**820**		2,772
	$	**48,071**	$	19,231

(expressed in U.S. dollars)

6. Shareholder's equity

a) Authorized share capital

- an unlimited number of voting and participating Class A shares, without par value;
- an unlimited number of non-voting, participating Class B shares, convertible to Class D shares, without par value;
- an unlimited number of voting, non-participating Class C shares, without par value;
- an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;
- an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share capital issued

		2014		2013
4,075,000 Class A common shares	$	**3,214,763**	$	3,214,763

c) Capital management

Shareholder's equity consists of common shares and retained earnings. Capital management contributes to the Company's profitability as regulatory capital is allocated to key activities for which precise profitability objectives and criteria have been established, which include an allocation process for capital margin limits, oversight and appropriate reporting in the form of liquidity, capital and profitability tests as per the regulation in force. The Company strives to maintain an optimal level of capital to support its activities while generating an attractive and competitive return for its shareholder, in relation to industry standards and the Company's risk profile.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15 c3 - 1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2014, the Company had net capital of $4,088,326 ($4,497,074 in 2013) which exceeds the required net capital of $100,000 by $3,988,326 ($127,002 by $4,370,072 in 2013).

(expressed in U.S. dollars)

7. Other operating and administrative expenses

For the years ended December 31, "Other operating and administrative expenses" is detailed as follows in the Statement of Profit and Comprehensive Income:

		2014		2013
Variable costs	$	**202,765**	$	318,337
Personnel related expenses		**57,146**		51,705
Professional fees		**133,781**		23,655
Travel expenses		**36,111**		20,843
Compensatory and capital tax		**-**		4,275
General expenses		**14,779**		15,325
Equipment rental and maintenance		**20,386**		10,582
Advertising, promotion and entertainment		**15,497**		9,412
Other		**5,749**		5,263
	$	**486,214**	$	459,397

8. Related party transactions

The Company has concluded transactions with the parent Company and other entities included in the Mouvement des caisses Desjardins. These transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

		2014		2013
Management fees (parent company) [(1)]	$	**746,188**	$	819,328
Cash (affiliates)		**178,645**		130,861
Amounts payable to parent company		**(938,373)**		(1,330,900)
Amounts payable to affiliates		**-**		(554,903)

(1) Management fees are related to various services and facilities, as agreed upon in the expense sharing agreement, such as bookkeeping services, compliance and risk management services, payroll services, insurance services, legal and consulting services, and generally all direct costs related to the business of the Company.

9. Supplementary information

		2014		2013
Non-cash items				
Deferred tax	$	**56**	$	71
Net changes in operating assets and liabilities				
Amounts receivable from brokers and financial institutions	$	**(467,922)**	$	781,222
Other amounts receivable		**10,889**		15,108
Amounts payable to brokers and financial institutions		**(7,877)**		(242,435)
Other amounts payable		**28,840**		6,215
Income taxes received		**4,690**		233,227
	$	**(431,380)**	$	793,337
Interest paid	$	**14,121**	$	20,253

(expressed in U.S. dollars)

10. Financial risk management

In the normal course of business, the Company purchases and sells, for itself and for its clients, a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of liquidity, credit and market risk.

a) Liquidity risk

Liquidity risk is related to the difficulty of quickly converting the Company's assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual maturity:

	2014				
	Payable on demand	**Less than 1 year**	**1 to 5 years**	**5 years and more**	**Total**
Amounts payable to parent company	$ 938,373	$ -	$ -	$ -	$ 938,373
Amounts payable to others	-	48,071	-	-	48,071

	2013				
	Payable on demand	Less than 1 year	1 to 5 years	5 years and more	Total
Amounts payable to parent company	$ 1,330,900	$ -	$ -	$ -	$ 1,330,900
Amounts payable to affiliates	554,903	-	-	-	554,903
Amounts payable to others	-	19,231	-	-	19,231

b) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

Credit risk concentration arises when the Company holds securities from a same issuer (or group of issuers). As at December 31, 2014 and 2013, the Company had no significant credit risk concentration.

c) Market risk

Market risk relates to the risk of variations in the fair value of financial instruments due to fluctuations in the parameters associated with that value, including interest rates, currencies, credit spreads and volatility.

Foreign exchange risk corresponds to the risk that fluctuations in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments which are utilized to reduce the risks associated with changes in foreign currency exchange rates.

As at December 31, 2014 and 2013, the Company is not significantly exposed to market risk given its holdings.

(expressed in U.S. dollars)

11. Schedule of Computation of Net Capital

The differences between the audited Computation of Net Capital, included in this report, and the corresponding schedule, included in the Company's unaudited December 31, 2014 Part IIA Focus filing, are due to year-end adjustments to the exchange rate used to convert share capital, to the income tax calculations and reversal to revenue.

		2014		2013
Total shareholder's equity	$	**5,670,987**	$	5,602,152
Deduct non-allowable assets				
Cash (affiliates)		**178,645**		387
From brokers and financial institutions		**1,094,890**		662,363
Other receivables		**60,355**		75,934
Deferred tax asset		**620**		676
		1,334,510		739,360
Other deductions - Insurance deductible margin on securities position and foreign exchange margin		**248,151**		365,718
Net capital		**4,088,326**		4,497,074
Computation of aggregate indebtedness to net capital requirements				
Required minimum net capital: the greater of:				
i) $100,000 or				
ii) 6 2/3% of aggregate indebtedness of $986,444 ($1,905,034 in 2013)		**100,000**		127,002
Excess net capital	$	**3,988,326**	$	4,370,072
Ratio: Aggregate indebtedness to net capital		**0.2413 to 1**		0.4236 to 1

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k) (2) (ii) of that Rule.

RICHTER

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Desjardins Securities International Inc. as of December 31, 2014, and the related statements of profit and comprehensive income, changes in shareholder's equity and cashflows for the year then ended. These financial statements are the responsibility of Desjardins Securities International Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The schedule of computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Desjardins Securities International Inc.'s financial statements. The schedule of computation of net capital is the responsibility of Desjardins Securities International Inc.'s management. Our audit procedures included determining whether the schedule of computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule of computation of net capital. In forming our opinion on the schedule of computation of net capital, we evaluated whether the schedule of computation of net capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the schedule of computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richter LLP[1]

Montreal, Québec
February 19, 2015

[1]CPA auditor, CA, public accountancy permit No. A110982

RICHTER

To the Shareholders of Desjardins Securities International Inc. ("the Company")

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2014, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries of $2,358 and $1,779, noting no difference.

2. Compared the Total Revenue amount reported on 2/2a of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total Revenue amount of $1,341,088 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014 and noted a difference of $14,121 representing the interest expenses included in the net revenue and disclosed under section 2c Deductions, line 9 on page 2 of the Form SIPC-7.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $327,766 to the addition of the balances; gain and loss on foreign exchanges, interest income and clearing fees for soft dollars, as included in the trial balance of the Company as at December 31, 2013, noting no difference.

    b. Compared deductions on line 9, total interest and dividend expense, of $14,121 to the trial balance of the Company as at December 31, 2013, noting no difference.

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,654,733 and $14,137, respectively of the Form SIPC-7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP[1]

Montreal, Québec
February 19, 2015

[1]CPA auditor, CA, public accountancy permit No. A110982

RICHTER

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Desjardins Securities International Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Desjardins Securities International Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) (the "exemption provisions") and (2) Desjardins Securities International Inc. stated that Desjardins Securities International Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Desjardins Securities International Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Desjardins Securities International Inc 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richter LLP[1]

Montreal, Québec
February 19, 2015

[1]CPA auditor, CA, public accountancy permit No. A110982

Desjardins
Securities International

December 30, 2014

Yves Nadeau , CPA, Auditor
Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6

Re: Exemption Report

In compliance with SEA Rule 17a-5(d), Desjardins International Securities, Inc. ("the Firm") attests that it claims an exemption to SEA Rule 15c3-3(k). The Firm operates pursuant to SEA Rule 15c3-3(k)(2)(ii) and is an introducing firm clearing through Pershing LLC.

To the best knowledge and belief of Desjardins International Securities, Inc., the exemption provisions of Rule 15c3-3(k)(2)(ii), without exception, have been met during the most recent fiscal year 2014.

On behalf of the Board of directors

...., Financial Officer

Antonio Lombardi

...., Director

Pierre-Louis Robichaud